SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August 2005

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐     No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

September 1, 2005	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

NEWS RELEASE

Smedvig secures new contract for T-9 in Malaysia

STAVANGER, Norway, August 1, 2005 — The tender rig T-9, in which Smedvig owns 49 percent, has been awarded a contract extension by ExxonMobil in Malaysia. The production drilling assignment has a duration of three years. Commencement of operations is scheduled in mid-January 2006, in direct continuation of the existing contract. The estimated contract value is approximately US$ 66 million. ExxonMobil has the right to terminate the contract after one year.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Kjell E. Jacobsen, Chief Executive Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has two tender rigs under construction. The company holds contracts for production drilling, engineering and well intervention services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2004 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

Smedvig reports increased operating profit for second quarter 2005

Stavanger, Norway (August 10, 2005) — Smedvig reported today consolidated operating profit for the second quarter of NOK 474 million as compared to NOK 69 million in the previous quarter. The increase primarily reflects improved contributions from all divisions as well as income of NOK 55 million from final warranty insurance settlement related to the Balder FPU and the reversal of a previous write-down of the book value of NOK 242 million for the drillship West Navigator. Operating profit for the first half year was NOK 543 million as compared to NOK 197 million for the same period in 2004.

Net financial expenses for the second quarter was NOK 76 million as compared to NOK 53 million in the previous quarter. The increase was mainly caused by loss on interest rate swap agreements.

Net income for the second quarter was NOK 383 million as compared to net income of NOK 5 million in the first quarter. Net income for the first half year was NOK 388 million.

Earnings per share were NOK 4.81 for the second quarter as compared to NOK 0.06 for the first quarter.

Operating profit from the Mobile Units amounted to NOK 305 million as compared to an operating loss of NOK 9 million in the previous quarter. The improvement was mainly attributable to increased utilization for the mobile units during the quarter as well as the reversal of the previous write-down for West Navigator. The utilization rate for the mobile units during the quarter was approximately 100 percent as compared to 90 percent in the preceding quarter.

Operating profit from the Tender Rigs amounted to NOK 82 million as compared to NOK 61 million in the previous quarter. The increase was due to increased utilization of the tender rig fleet, reaching approximately 100 percent as compared to 94 percent in the previous quarter.

Operating profit from Well Services amounted to NOK 32 million as compared to NOK 17 million in first quarter. The increase was mainly due to increased platform drilling activity on both UK and Norwegian continental shelves.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2004 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

A telephone conference regarding Smedvig’s second quarter results will be arranged Wednesday August 10, at 10:30 a.m. (NY time), 4:30 p.m. (Norwegian time). Call-in numbers are: International: +1 706 634 1387 U.S.: 800 374 0724. Replays are available from August 10 12:15 p.m. (NY time) until August 17, 11:55 p.m. For replay, please dial International: +1 706 645 9291, U.S.: 800 642 1687, access code 7574767.

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and eleven tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering, well intervention services.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

II

RESULTS

Consolidated revenues for the first six months of 2005 amounted to NOK 1,962 million as compared to NOK 1,430 million in the same period in 2004. Operating profit for the period totaled NOK 543 million as compared to NOK 197 million in the same period in 2004.

Consolidated revenues for the second quarter of 2005 was NOK 1,068 million as compared to NOK 894 million for the first quarter. The increase was due to increased revenues from all business units as well as income of NOK 55 million stemming from a warranty insurance settlement related to the Balder FPU.

Operating profit for the quarter was NOK 474 million, up from NOK 69 million in the preceding quarter. The increase reflects improved contribution from all business units, the above-mentioned warranty settlement and reversal of previous write-down of the book value for the drillship West Navigator of NOK 242 million.

Net financial expenses for the quarter was NOK 76 million as compared to NOK 53 million in the preceding quarter. The main reason for the increase was losses on interest rate swap agreements.

Income before income taxes was NOK 398 million for the second quarter, up from NOK 16 million in the preceding quarter.

Income taxes for the second quarter was NOK 15 million as compared to NOK 11 million in the previous quarter. The income tax for the quarter was positively effected by a reversal of previous expensed taxes of NOK 25 million following a revised decision by the Norwegian Tax Authorities.

Net income for the quarter was NOK 383 million as compared to NOK 5 million in the preceding quarter.

At the end of the quarter, the Company’s net interest bearing debt amounted to NOK 4,057 million as compared to NOK 3,457 million in the previous quarter. Cash and cash equivalent amounted to NOK 662 million as compared to NOK 913 million at the end of the first quarter 2005.

The accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as well as the standard for Interim Financial Reporting. The accounts have been based on the accounting principles described in the annual report adjusted for the amendments to the accounting principles following implementation of IFRS.

BUSINESS UNITS

MOBILE UNITS

The utilization for the mobile units averaged 100 percent in the second quarter as compared to 90 percent in the preceding quarter. The operating profit was NOK 305 million, up from an operating loss of NOK 9 million in the previous quarter. The improvement was in the main related to higher utilization and increased bonus incentives for West Navigator and West Venture as well as the reversal of the previous write-down of the book value for West Navigator.

The fifth-generation semi-submersible rig West Venture continued drilling operations for Norsk Hydro on the Troll field offshore Norway. West Venture has a firm contract with Norsk Hydro that extends until August 2006.

The fourth-generation semi-submersible rig West Alpha continued operations for Statoil on the Kristin field in the Norwegian Sea. The unit has a contract portfolio that is expected to keep the rig employed until February 2009.

The ultra-large jack-up West Epsilon continued operations for BP on the Valhall field in the Norwegian sector of the North Sea. The contract with BP extends throughout December 2005. In addition, BP has options for a further 13 wells.

The ultra-deepwater drillship West Navigator continued drilling operations for Woodside offshore Mauritania in West Africa under a contract that extends to October 2005. West Navigator is thereafter slated for a two-year deepwater contract with Shell offshore Norway. The current contract portfolio is expected to keep the unit employed until fourth quarter 2007.

In June, Smedvig took a 25 percent ownership interest in the Oslo Stock Exchange listed company Eastern Drilling ASA. The ownership interest corresponds to an investment in Eastern Drilling of approximately US$ 50 million. Smedvig has agreed to be responsible for the construction supervision and management of the new sixth-generation semi-submersible unit that will be built in South Korea by Samsung Heavy Industries. Eastern Drilling ASA has estimated the total investment for the rig to US$ 550 million with completion in South Korea scheduled in the fourth quarter 2007. Furthermore, Eastern Drilling has an option to build another unit at the same yard based on similar commercial conditions.

TENDER RIGS

The utilization for the tender rigs was 100 percent in the second quarter as compared to 94 percent in the preceding quarter. The improved utilization increased the operating profit from NOK 61 million to NOK 82 million.

In Thailand, the tender barge T-3 performed operations for Unocal and PTT while T-4 and T-7 continued their work for Unocal. In Malaysia, T-6 and Teknik Berkat worked for Petronas Carigali and T-9 performed drilling operations for ExxonMobil. Early August, the contract with ExxonMobil for T-9 has been extended by three years. The semi-tenders West Alliance and West Pelaut worked for Shell in Malaysia and Brunei, respectively. The contract with Shell for West Alliance was extended by two years. In West Africa, the barge T-8 and the semi-tender West Menang continued operations for Total in Congo.

The new semi-tender West Setia was delivered from the yard Keppel FELS in early August. The unit is preparing for commencement on a one-year drilling assignment for Shell in Brunei. The unit has thereafter a 800-day contract for Murphy in Malaysia for drilling in deep waters. In June, Smedvig exercised the option to increase the ownership in West Setia to 100 percent by acquiring the remaining 72 percent ownership interest in the semi-tender from Keppel FELS. The agreed purchase price for the shipyard’s ownership interest was approximately US$ 65 million.

Furthermore, Smedvig exercised the Company’s option with Keppel FELS to enter into an agreement for the purpose of building a new semi-submersible self-

SMEDVIG • 2 QUARTER 2005	III

erecting tender rig (semi-tender). Total capital expenditure for the new semi-tender is estimated at US$ 105 million, of which Smedvig’s share is approximately US$ 33 million. The agreement with Keppel FELS is based on the principle that Keppel FELS shall build and own the semi-submersible hull, and Smedvig shall own the derrick equipment set. Smedvig shall for a period of ten years be responsible for marketing, management and operation of the unit. The agreement includes an option for Smedvig to purchase the semi-submersible hull during the ten-year period at a pre-agreed price. The new semi-tender will be based on similar design and specification as West Setia. The new rig is scheduled for delivery in the fourth quarter 2006.

WELL SERVICES

The operating profit for the well services division for the second quarter was NOK 32 million, up from NOK 17 million in the previous quarter. The increase was mainly due to improved contribution from the platform drilling activities.

During the quarter, Smedvig performed operations for Statoil on the Statfjord A, B and C platforms, the Veslefrikk field as well as the Gullfaks A, B and C platforms. In April, the engineering department was awarded a contract by Statoil for the modification of the drilling facilities on Statfjord B and C. The work, which is a part of Statoil’s late life development project for the Statfjord field, has a duration of approximately three and a half years.

Smedvig continued operations for BP on the Ula and Valhall platforms and carried out drilling operations and maintenance work for Talisman Energy on the Gyda field.

On the U.K. Continental Shelf, Smedvig performed drilling and maintenance activities for Shell on several platforms including Brent B, Nelson and North Cormorant.

For the wireline operations in Norway the activity level remained sound and in line with previous average quarters.

TONNAGE TAX SYSTEM

The majority of Smedvig’s drilling units has been part of a Norwegian tax scheme for ship and rig owning companies. In March 2005, the Norwegian Ministry of Finance issued a discussion paper with proposed changes to the Norwegian tax scheme for ship and rig owning companies stating that drilling units no longer will qualify to be part of the tax scheme.

In response, the Norwegian Parliament has requested the Government to propose transitional rules for rig owning companies that do not result in an unreasonable high impact on the annual income tax expenses or the financial position of rig owning companies during the transition period. The suggestion is to be presented in the fourth quarter 2005 as part of the Norwegian Government’s proposal for the 2006 budget. If no transition rules are provided for, the Company has calculated the tax expenses of being excluded from the tax scheme to be approximately NOK 850 million at the end of 2004 based on certain assumptions.

PROSPECTS

In response to the growing demand for energy, the favorable market development for the oil service industry that started in the latter part of 2004 has continued through the first half of 2005. The worldwide offshore rig utilization that rose from 80 percent to 86 percent in 2004 has further increased to 89 percent and as a consequence, dayrates have accelerated for most offshore drilling units. In order to secure future rig capacity, oil companies are now starting to offer rig owners long-term contracts. As a result of higher spending on exploration and production activities, the demand for the Company’s services in its primary markets is expected to continue to be strong over the next years. Smedvig has currently all units on contract with a backlog of drilling contracts currently averaging 20 months for the mobile units, 20 months for the tender rigs as well as a satisfactory portfolio of well service contracts. The current contract coverage is believed to strengthen the Company’s financial position and create a basis for increased activity and enhanced performance. The Board of Directors considers the financial position of the Company to be sound with a promising market outlook for the Company’s services.

Stavanger, August 10, 2005

The Board of Directors

of Smedvig asa

IV

Mobile units

Contract coverage
2005
2006
2007
2008
WEST ALPHA
STATOIL
02.2009
WEST EPSILON
BP
13 Wells
WEST NAVIGATOR
WOODSIDE, SHELL
4 Wells
WEST VENTURE
NORSK HYDRO
5 x 1 year
ESTIMATED FIRM CONTRACT
CUSTOMERS' OPTION TO EXTEND
YARD-STAY

Tender rigs

Contract coverage
2005
2006
2007
2008
T-3
UNOCAL, PTT
T-4
UNOCAL
T-6
PETRONAS CARIGALI
T-7
UNOCAL
T-8
TOTAL
T-9
EXXONMOBIL
01.2009
TEKNIK BERKAT
PETRONAS CARIGALI
WEST PELAUT*
SHELL
04.2009
WEST MENANG*
TOTAL
WEST ALLIANCE*
UNOCAL, SHELL
WEST SETIA*
UNDER CONSTR.
SHELL
MURPHY
12.2008
WEST BERANI*
NEWBUILD SCHEDULED FOR DELIVERY 4Q 2006
ESTIMATED FIRM CONTRACT
CUSTOMERS' OPTION TO EXTEND
YARD-STAY

* Semi-submersible

Well services

Contract coverage
2005
2006
2007
2008
STATFJORD A,B&C
STATOIL
GULLFAKS A,B&C
STATOIL
VESLEFRIKK A&B
STATOIL
Field lifetime
ULA & VALHALL
BP
GYDA
TALISMAN ENERGY
SHELL, UK
SHELL
SHELL
05.2008
WIRELINE*
HYDRO, STATOIL, SHELL
ENGINEERING*
ESTIMATED FIRM CONTRACT
CUSTOMERS' OPTION TO EXTEND

* Average length for several fields

SMEDVIG • 2 QUARTER 2005	V

Accounts

Unaudited accounts in NOK mill.	1Q05	2Q05	2Q04	6M05	6M04
Revenues	318	386	309	704	552
Operating expenses	(266)	(262)	(212)	(528)	(415)
Depreciation	(61)	(61)	(50)	(122)	(102)
Reversal of write-down	0	242	0	242	0
Operating profit	(9)	305	47	296	35

Accounts

Unaudited accounts in NOK mill.	1Q05	2Q05	2Q04	6M05	6M04
Revenues	237	257	250	494	464
Gains on sale of assets	0	0	13	0	13
Operating expenses	(148)	(146)	(155)	(294)	(289)
Depreciation	(28)	(29)	(31)	(57)	(66)
Operating profit	61	82	77	143	122

Accounts

Unaudited accounts in NOK mill.	1Q05	2Q05	2Q04	6M05	6M04
Revenues	339	369	191	708	401
Operating expenses	(317)	(330)	(172)	(647)	(351)
Depreciation	(5)	(7)	(5)	(12)	(10)
Operating profit	17	32	14	49	40

VI

Income Statements

Unaudited accounts in NOK mill.	1Q05	2Q05	6M05	2Q04	6M04	2004
REVENUE
Revenues	894	1,013	1,907	750	1,417	3,081
Other revenues	0	55	55	13	13	15

Total revenues	894	1,068	1,962	763	1,430	3,096

OPERATING EXPENSES
Personnel expenses	(470)	(475)	(945)	(322)	(649)	(1,464)
Operating expenses	(261)	(264)	(525)	(217)	(406)	(865)
Depreciation	(94)	(97)	(191)	(86)	(178)	(352)
Reversal of write-down	0	242	242	0	0	209

Total operating expenses	(825)	(594)	(1,419)	(625)	(1,233)	(2,472)

Operating profit	69	474	543	138	197	624
Interest income	4	6	10	2	5	11
Interest expense	(45)	(49)	(94)	(31)	(57)	(129)
Other financial items	(12)	(33)	(45)	20	(1)	28

Net financial items	(53)	(76)	(129)	(9)	(53)	(90)
Income before income taxes	16	398	414	129	144	534
Income taxes	(11)	(15)	(26)	(18)	1	(164)
Net income	5	383	388	111	145	370
Earnings per share	0.06	4.81	4.87	1.37	1.79	4.60
Diluted earnings per share	0.06	4.76	4.82	1.36	1.78	4.55

Balance Sheets

Unaudited accounts in NOK mill.	30.06.05	31.12.04	30.06.04
LONG-TERM ASSETS
Deferred taxes	0	0	15
Mobile units and tender rigs	6,754	6,081	5,293
Other tangible assets	158	128	425
Financial fixed assets	481	158	163
Total long-term assets	7,393	6,367	5,896

CURRENT ASSETS
Receiveables	1,161	985	992
Cash and cash equivalents	662	746	501
Total current assets	1,823	1,731	1,493
Total assets	9,216	8,098	7,389

SHAREHOLDERS’ EQUITY
Paid-in capital	2,532	2,541	2,534
Retained earnings	957	562	704
Total shareholders’ equity	3,489	3,103	3,238

LIABILITIES
Deferred taxes	48	32	0
Provisions	244	191	201
Long-term interest bearing debt	4,166	3,817	3,086
Current liabilities	1,269	955	864
Total liabilities	5,727	4,995	4,151
Total shareholders’ equity and liabilities	9,216	8,098	7,389

SMEDVIG • 2 QUARTER 2005	VII

Statement of Cash flows

Unaudited accounts in NOK mill.	6M05	2004	6M04
Net income	388	370	145
Adjustment to reconcile net income to net cash provided by operating activities
Reversal of write-down	(242)	(209)	0
Depreciation and expenses for periodic overhauls	243	435	215
Change in working capital	(110)	(9)	(135)
Net cash flow provided by operating activities	279	587	225
Net cash flow used in investing activities	(562)	(1,425)	(215)
Net cash flow provided by (used in) financing activities	176	608	(507)
Effect of exchange rate changes on cash and cash equivalents	23	(17)	5
Net decrease in cash and cash equivalents	(84)	(247)	(492)
Cash and cash equivalents - beginning of year	746	993	993
Cash and cash equivalents - end of period	662	746	501

Equity reconciliation

Unaudited accounts in NOK mill.	30.06.05	31.12.04	30.06.04
Equity - beginning of year	3,103	3,177	3,177
Net income for the period	388	370	145
Treasury shares	(116)	(69)	(67)
Dividend paid	(119)	(101)	(101)
Other equity adjustments	3	14	6
Foreign currency adjustments	230	(288)	78
Equity - end of period	3,489	3,103	3,238

Consolidated accounts in accordance with US GAAP

THE EFFECT ON NET INCOME OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

Unaudited accounts in NOK mill.	6M05	2004	6M04
Consolidated net income in accordance with IFRS	388	370	145

Adjustment for US GAAP:
Share-based payment	6	14	6
Deferred taxes	(22)	(50)	(20)
Reversal of impairment charge	(242)	(209)	0
Other adjustments	(1)	12	(28)
Net income in accordance with US GAAP	129	137	103

THE EFFECT ON CONSOLIDATED SHAREHOLDERS’ EQUITY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

Unaudited accounts in NOK mill.	30.06.05	31.12.04	30.06.04
Consolidated shareholders’ equity in accordance with IFRS	3,489	3,103	3,238
Adjustment for US GAAP:
Deferred taxes	(810)	(788)	(738)
Reversal of impairment charge	(451)	(209)	0
Other adjustments	1	2	(30)
Shareholders’ equity in accordance with US GAAP	2,229	2,108	2,470

VIII

Key figures

	2Q05	1Q05	4Q04	3Q04	2Q04	1Q04
Operating margin (%)	44	8	10	16	18	9
Equity ratio (%)	38	39	38	47	44	45
Return on equity (%) (annualized)	44	1	(6)	33	14	4
Return on total capital (%) (annualized)	22	3	5	18	8	3
Earnings per share (NOK)	4.81	0.06	(0.65)	3.45	1.37	0.42
Interest coverage ratio	9.12	1.36	2.52	11.87	5.16	1.58

DEFINITIONS

Operating margin (%): (Operating profit/Revenues) * 100	Earnings per share (NOK): Net income/Average number of
Equity ratio (%): (Equity/Total assets) * 100	outstanding shares
Return on equity (%): Net income/Average equity	Interest coverage ratio: (Income before taxes plus Interest
Return on total capital (%): (Operating profit plus interest	expenses)/Interest expenses
income)/Average total assets

Shareholder information

	2Q05	1Q05	4Q04	3Q04	2Q04	1Q04
Share price Class A shares	133	119	102	88	76	64
Share price Class B shares	108	100	82	73	64	53
Non Norwegian ownership Class A shares (%)	39.1	40.3	38.7	36.2	33.6	32.9
Non Norwegian ownership Class B shares (%)	30.8	30.7	28.6	27.6	23.0	24.1
Total number of shares (1,000)	82,284	82,284	82,284	82,284	82,984	82,984
Market capitalization (NOK mill.)	10,137	9,260	7,827	6,807	5,985	4,962

SMEDVIG • 2 QUARTER 2005	IX

Note to the quarterly report

TRANSITION TO IFRS

Smedvig’s quarterly report is prepared in accordance with IFRS and related transition rules have been applied. Comparable numbers have been made for 2004. For more information about the annual effects of the transition see note to the first quarter report.

The fact that IFRS rules were introduced quite recently means that clarifications from standard-setting bodies as well as the development of best practice may lead to further clarifications that could have an effect on the information provided. The IFRS rules are in addition subject to continuous review and approval by the EU.

The Company has identified the following differences that effect the Company’s accounts:

CHANGES TO THE INCOME STATEMENT

Share-based payment

The Company amortized the fair value of the granted option over the vesting period. Assumptions for calculating the fair value of the options are shown in note 17 to the 2004 annual report.

Income taxes

Smedvig has US dollar as functional currency for a significant part of its business, although the consolidated accounts are in Norwegian kroner. The impact of translating US dollar denominated debt into Norwegian kroner is adjusted for in shareholders’ equity. Income taxes related to such transactions have previously, under N GAAP, been adjusted for in shareholders’ equity as well. In accordance with IFRS, such taxes will be recognized in the income statement.

CHANGES TO THE BALANCE SHEET

Tangible fixed assets

The Company will continue to record tangible fixed assets at historical cost adjusted for accumulated depreciation. However, under IFRS the Company has introduced component depreciation, which implies that drilling units are divided into essential components. The applications of component depreciation will not have any significant effects on the Company’s accounts.

Dividends

Under IFRS, dividend will be recorded when it is approved by the General Meeting.

Financial instruments

The Company has applied fair value accounting for its financial instruments.

Pension

Smedvig has recognized the cumulative actuarial gains and losses for defined benefit plans at the date of transition.

First year’s installment on long-term debt

Under IFRS, first year’s installment on long-term debt is classified as short-term liability.

X

Income Statements

Unaudited accounts in NOK mill.	N GAAP 2Q04	Effect of transition	IFRS 2Q04	N GAAP 6M04	Effect of transition	IFRS 6M04
REVENUES
Revenues	750	0	750	1,417	0	1,417
Gains on sale of assets	0	13	13	0	13	13

Total revenues	750	13	763	1,417	13	1,430

OPERATING EXPENSES
Personnel expenses	(318)	(4)	(322)	(643)	(6)	(649)
Operating expenses	(217)	0	(217)	(406)	0	(406)
Depreciation	(86)	0	(86)	(178)	0	(178)

Total operating expenses	(621)	(4)	(625)	(1,227)	(6)	(1,233)
Operating profit	129	9	138	190	7	197
Interest income	2	0	2	5	0	5
Interest expense	(31)	0	(31)	(57)	0	(57)
Other financial items	20	0	20	(1)	0	(1)

Net financial items	(9)	0	(9)	(53)	0	(53)
Income before other items	120	9	129	137	7	144
Other items
Gains on sale of assets	13	(13)	0	13	(13)	0

Total other items	13	(13)	0	13	(13)	0
Income before income taxes	133	(4)	129	150	(6)	144
Income taxes	(21)	3	(18)	(27)	28	1
Net income	112	(1)	111	123	22	145
Earnings per share	1.37		1.37	1.51		1.79
Diluted earnings per share	1.36		1.36	1.50		1.78

Segment information

Unaudited accounts in NOK mill.	N GAAP 2Q04	Effect of transition	IFRS 2Q04	N GAAP 6M04	Effect of transition	IFRS 6M04
MOBILE UNITS DIVISION
Revenues	309	0	309	552	0	552
Operating expenses	(210)	(2)	(212)	(412)	(3)	(415)
Depreciation	(50)	0	(50)	(102)	0	(102)
Operating profit	49	(2)	47	38	(3)	35

TENDER RIGS DIVISION
Revenues	250	0	250	464	0	464
Gains on sale of assets	0	13	13	0	13	13

Total revenues	250	13	263	464	13	477
Operating expenses	(154)	(1)	(155)	(288)	(1)	(289)
Depreciation	(31)	0	(31)	(66)	0	(66)
Operating profit	65	12	77	110	12	122

WELL SERVICES DIVISION
Revenues	191	0	191	401	0	401
Operating expenses	(171)	(1)	(172)	(349)	(2)	(351)
Depreciation	(5)	0	(5)	(10)	0	(10)
Operating profit	15	(1)	14	42	(2)	40

SMEDVIG • 2 QUARTER 2005	XI

Balance sheets

Unaudited accounts in NOK mill.	N GAAP 30.06.04	Effect of transition	IFRS 30.06.04
Long-term assets
Deferred taxes	21	(6)	15
Mobile units and tender rigs	5,293	0	5,293
Other tangible assets	425	0	425
Financial fixed assets	192	(29)	163

Total long-term assets	5,931	(35)	5,896

Current assets
Receivables	992	0	992
Cash and cash equivalents	501	0	501

Total current assets	1,493	0	1,493
Total assets	7,424	(35)	7,389
Shareholders’ equity
Paid-in capital	2,534	0	2,534
Retained earnings	690	14	704

Total shareholders’ equity	3,224	14	3,238

Liabilities
Provisions	221	(20)	201
Long-term interest bearing debt.	3,127	(41)	3,086
Current liabilities	852	12	864

Total liabilities	4,200	(49)	4,151

Total shareholders’ equity and liabilities	7,424	(35)	7,389

Statments of Cash flows
Unaudited accounts in NOK mill.	N GAAP 6M 2004	Effect of transition	IFRS 6M 2004
Cash Flows from operating activities
Net income	123	22	145
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation and expenses for periodic overhauls	215	0	215
Change in working capital	(113)	(22)	(135)
Net cash flow provided by operating activities	225	0	225
Net cash flow used in investing activities	(215)	0	(215)
Net cash flow provided by (used in) financing activities	(507)	0	(507)
Effect of exchange rate changes on cash and cash equivalents	5	0	5
Net decrease in cash and cash equivalents	(492)	0	(492)
Cash and cash equivalents - beginning of year	993	0	993
Cash and cash equivalents - end of period	501	0	501

Equity reconciliation
Unaudited accounts in NOK mill.	N GAAP 30.06.04	Effect of transition	IFRS 30.06.04
Equity - beginning of year - N GAAP	3,062	0	3,062
Net income (loss) for the period - N GAAP	123	0	123
Pension adjustment	0	14	14
Treasury shares	(67)	0	(67)
Foreign currency adjustments	106	0	106
Equity end of period	3,224	14	3,238

SMEB SALE OF OWN SHARES meldepliktig handel

On August 11, 2005, Smedvig asa sold 205,000 Class B shares at strike price NOK 34.90 per share and 50,000 Class B shares at strike price NOK 29.00. The sale was made in connection with the Company’s employee stock option program. The Company’s holding of treasury stocks after the transaction is 1,050,000 Class A shares and 1,803,500 Class B shares. The Company’s holding of own 1,050,000 Class A shares includes 550,000 shares resolved by the Annual General Meeting held on May 11, 2005, to be cancelled after the creditor deadline

SMEB SALE OF OWN SHARES

On August 12, 2005, Smedvig asa sold 10,000 Class B shares at strike price NOK 34.90 per share. The sale was made in connection with the Company’s employee stock option program. The Company’s holding of treasury stocks after the transaction is 1,050,000 Class A shares and 1,793,500 Class B shares. The Company’s holding of own 1,050,000 Class A shares includes 550,000 shares resolved by the Annual General Meeting held on May 11, 2005, to be cancelled after the creditor deadline.

SMEB SALE OF OWN SHARES

On August 15, 2005, Smedvig asa sold 7,500 Class B shares at strike price NOK 34.90 per share. The sale was made in connection with the Company’s employee stock option program. The Company’s holding of treasury stocks after the transaction is 1,050,000 Class A shares and 1,786,000 Class B shares. The Company’s holding of own 1,050,000 Class A shares includes 550,000 shares resolved by the Annual General Meeting held on May 11, 2005, to be cancelled after the creditor deadline.

SMEB SALE OF OWN SHARES

On August 30, 2005, Smedvig asa sold 15,000 Class B shares at strike price NOK 29.00 per share and 7,500 Class B shares at strike price NOK 34.90. The sale was made in connection with the Company’s employee stock option program. The Company’s holding of treasury stocks after the transaction are 1,050,000 Class A shares and 1,763,500 Class B shares. The Company’s holding of own 1,050,000 Class A shares includes 550,000 shares resolved by the Annual General Meeting held on May 11, 2005, to be cancelled after the creditor deadline.

SMEB SALE OF OWN SHARES meldepliktig handel

On August 31, 2005, Smedvig asa sold 27,500 Class B shares at strike price NOK 29.00 per share. The sale was made in connection with the Company’s employee stock option program. The Company’s holding of treasury stocks after the transaction are 1,050,000 Class A shares and 1,736,000 Class B shares. The Company’s holding of own 1,050,000 Class A shares includes 550,000 shares resolved by the Annual General Meeting held on May 11, 2005, to be cancelled after the creditor deadline.